SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     X

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated December 17, 2010 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter of December 17, 2010, the Company reported that, upon the compliance of certain conditions, has concluded a transaction in accordance with the terms of an agreement, established between the Company and some U.S. partners on August 26, 2010. Such agreement established the conditional acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”), in which the Company has an 8% indirect interest through Real Estate Strategies (“RES”) and a 49% indirect interest through IMadison LLC (“IMadison”).

The price paid by Rigby 183 was U$S85.1 million, such payment has been structured through a financing of U$S40.0 million obtained by Rigby 183 and the sum of U$S45.1 million paid in cash. Moreover, Rigby 183 has obtained an additional financing of U$S10.0 million, which has not been disbursed yet, in order to perform refurbishments and improvements on the building.

The building is located in an area of Manhattan known as “Midtown South”, at the junction of Madison Avenue and 34th street.

The area has famous and prominent buildings such as the Empire State Building, Macy’s Herald Square and the Madison Square Garden.

The building is mainly used for office space lease, and in its lower stories for retail stores lease. It has 18 stories and 22,893 net leasable square meters, which according to what was previously stated have been purchased at an implicit value per square meter of U$S3.717. As of September 30, 2010, the building’s occupancy rate exceeded 72%.

Additionally, the Company informs that it is currently negotiating the sale of the 8% held by RES.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: December 20, 2010.